February 19, 2009

By EDGAR Submission	Michael Penney

Securities and Exchange Commission	+1 617 526 6314 (t)
Division of Corporate Finance	+1 617 526 5000 (f)
100 F Street, N.E.	michael.penney@wilmerhale.com
Washington, DC 20549
Attn: Mark P. Shuman

Re:	LogMeIn, Inc. Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-148620)
Ladies and Gentlemen:
Submitted herewith for filing on behalf of LogMeIn, Inc. (the “Company”) is Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-148620) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $86,250,000 of shares of Common Stock of the Company (as amended, the “Registration Statement”).
The Registration Statement relates to the Company’s initial public offering of securities. This filing is being effected by direct transmission to the Commission’s EDGAR System.
The Company is in receipt of the confidential treatment comment letter relating to certain disclosures in the Registration Statement. We understand that development fees, license and connectivity fees, revenue sharing arrangements and the termination fee will be disclosed. We are currently preparing revised disclosure, and we expect to disclose the fees in a future amendment.
If you require additional information, please telephone the undersigned at the number set forth above.
Very truly yours,
/s/ Michael Penney
Michael Penney
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing  Berlin  Boston  Brussels  Frankfurt  London  Los  Angeles  New York  Oxford  Palo Alto  Waltham  Washington